EXHIBIT 21.1

SUBSIDIARIES OF XPONENTIAL, INC.

	State of	Percentage Owned
Subsidiary Name	Incorporation	by Registrant

PawnMart, Inc.	Nevada	100%

Xponential Advisors, Inc.	Nevada	100%

Xponential Real Estate Holdings, Inc.	Nevada	100%